Mail Stop 4628

                                                          February 7, 2019

Via E-mail
Richard H. Fearon
Principal Financial Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland D04 Y0C2

       Re:    Eaton Corporation plc
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 28, 2018
              File No. 0-54863

Dear Mr. Fearon:

        We refer you to our comment letter dated December 20, 2018, regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Lizbeth L. Wright
       Eaton Corporation plc

       Amanda Ravitz
       Assistant Director